UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NRG YIELD, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

62942 X 108

(CUSIP Number)

David R. Hill

NRG Energy, Inc.

211 Carnegie Center

Princeton, New Jersey 08540

(609) 524-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62942 X 108

1.	Names of Reporting Persons NRG Energy, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 42,738,750 shares of Class A common stock (See Item 5(a))

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 42,738,750 shares of Class A common stock (See Item 5(a))

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,738,750 shares of Class A common stock (See Item 5(a))

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 55.3%

14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on August 1, 2013, (the “Schedule 13D”) by NRG Energy, Inc. (the “Reporting Person”) relating to the Class A common stock of NRG Yield, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used but not otherwise defined in the Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2.                         Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

This Amendment is being filed by NRG Energy, Inc., a Delaware corporation (the “Reporting Person”).

Attached as Schedule A hereto is certain information concerning the executive officers and directors of the Reporting Person as of the date of the filing of the Amendment.

The Reporting Person is principally engaged in the business of the ownership and operation of power generation facilities and the supply of energy and related services.  The address of the principal executive offices of the Reporting Person is 211 Carnegie Center, Princeton, New Jersey 08540.

The principal business of Messrs. Crane, Andrews, Gutierrez, Hill and Stark and Ms. Dehne is to serve as executive officers of the Reporting Person, in the positions set forth on Schedule A hereto.  The principal business of each of the other persons set forth on Schedule A hereto is set forth below:

•                  Mr. Abraham — Chairman and Chief Executive Officer of The Abraham Group and a director of the Reporting Person;

•                  Mr. Caldwell — Senior Pastor at the Windsor Village United Methodist Church in Houston, Texas and a director of the Reporting Person;

•                  Mr. Coben — Chairman and Chief Executive Officer of Tremisis Energy Corporation LLC, Executive Director of the Sustainable Preservation Initiative, Consulting Scholar at the University of Pennsylvania Museum of Archaeology and Anthropology and a director of the Reporting Person;

•                  Mr. Cosgrove — Chairman of the Reporting Person’s board of directors, a director of the Reporting Person and a member of Board of Trustees of the University of Delaware and the Hagley Museum and Library;

•                  Messrs. Dallas, Hantke, Silverstein and Young — Director of the Reporting Person;

•                  Mr. Hobby —  Founding Chairman of Genesis Park, LP, a director of  Stewart Information Services Corporation (Stewart Title) and a director of the Reporting Person;

•                  Mr. Muller — Vice Chairman of the Reporting Person’s board of directors, a director of the Reporting Person and a director of Transocean Ltd. and AeroVironment, Inc.;

•                  Ms. Schaumburg — Director of the Reporting Person and a director of Brookfield Infrastructure Partners L.P.; and

•                  Mr. Weidemeyer — Director of the Reporting Person and a director of The Goodyear Tire & Rubber Co., Waste Management, Inc. and Amsted Industries Incorporated.

During the last five years, neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of the persons listed on Schedule A, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding before a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 5.                         Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

The ownership percentages below are based on 77,325,000 shares of Class A Common Stock outstanding as of July 29, 2014 (after giving effect to the exchange of 42,738,750 Class B Units outstanding as of such date, into an equivalent number of shares of Class A Common Stock).

(a) The Reporting Person directly owns 42,738,750 Class B Units.  As a result of the Exchange Agreement, these units of Yield LLC are exchangeable for shares of Class A Common Stock.  The Class B Units held by the Reporting Person represent 55.3% of the total number of shares of Class A Common Stock outstanding.

The following executive officers of the Reporting Person beneficially own the specified number of shares of Class A Common Stock as of the date of the Amendment, which were purchased on July 22, 2013 for $22.00 per share in the Issuer’s initial public offering: (i) Mr. David Crane, the President and Executive Officer of the Reporting Person and the Issuer, beneficially owns 25,000 shares of Class A Common Stock; (ii) Mr. Mauricio Gutierrez, the Executive Vice President and Chief Operating Officer of the Reporting Person and the Issuer, beneficially owns 4,000 shares of Class A Common Stock; (iii) Mr. Kirkland Andrews, the Executive Vice President and Chief Financial Officer of the Reporting Person and the Issuer, beneficially owns 5,000 shares of Class A Common Stock; (iv) Mr. David Hill, the Executive Vice President and General Counsel of the Reporting Person and the Issuer, beneficially owns 2,500 shares of Class A Common Stock; and (v) Ms. Tanuja Dehne, Senior Vice President and Chief Administrative Officer of the Reporting Person, beneficially owns 1,000 shares of Class A Common Stock.  The Class A Common Stock held by each of Messrs. Crane, Gutierrez, Andrews and Hill and Ms. Dehne represent less than 1% of the total number of Class A Common Stock outstanding.

Additionally, Mr. Crane may be deemed to beneficially own the 1,500 shares of Class A Common Stock held by his children as of the date of the Amendment. Mr. Crane’s children purchased 1,750 shares of Class A Common Stock on July 22, 2013 for $22.00 per share in the Issuer’s initial public offering. On September 11, 2014, Mr. Crane’s son sold 250 shares of Class A Common Stock for $51.94 per share. Mr. Crane disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.  The Class A Common Stock beneficially owned by Mr. Crane represents less than 1% of the total number of shares of Class A Common Stock outstanding.

The following directors of the Reporting Person beneficially own the specified number of shares of Class A Common Stock as of the date of the Amendment, which were purchased on July 22, 2013 for $22.00 per share in the Issuer’s initial public offering: (i) Mr. Howard Cosgrove beneficially owns 20,000 shares of Class A Common Stock; (ii) Mr. Paul Hobby beneficially owns 3,000 shares of Class A Common Stock; and (iii) Ms. Anne Schaumburg beneficially owns 25,000 shares of Class A Common Stock.  The Class A Common Stock held by each of Messrs. Cosgrove and Hobby and Ms. Schaumburg represent less than 1% of the total number of Class A Common Stock outstanding.

(b) The Reporting Person has the sole power to vote and dispose of the shares of the Class A Common Stock that it beneficially owns.

(c) To the best knowledge of the Reporting Person, neither the Reporting Person nor any of the individuals named in Schedule A to the Amendment has effected a transaction in Class B Units or shares of Class A Common Stock during the past 60 days.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 10th day of February 2015.

NRG ENERGY, INC.

By:	/s/ Brian Curci
Name:	Brian Curci
Title:	Authorized Representative

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF NRG ENERGY, INC.

Name, Position, Citizenship*	Address

* United States (Unless otherwise indicated)	211 Carnegie Center; Princeton, NJ 08540

David Crane, President and Chief Executive Officer; Director

Kirkland Andrews, Executive Vice President and Chief Financial Officer

Mauricio Gutierrez, Executive Vice President and Chief Operating Officer

Tanuja Dehne, Senior Vice President and Chief Administrative Officer

David R. Hill, Executive Vice President and General Counsel

Ronald B. Stark, Vice President and Chief Accounting Officer

E. Spencer Abraham, Director

Kirbyjon H. Caldwell, Director

Lawrence S. Coben, Director

Howard E. Cosgrove, Director and Chairman

Terry G. Dallas, Director

William E. Hantke, Director

Paul W. Hobby, Director

Edward R. Muller, Director

Anne C. Schaumburg, Director

Evan J. Silverstein, Director

Thomas H. Weidemeyer, Director

Walter R. Young, Director